Nemus Bioscience, Inc.
650 Town Center Drive, Suite 1770
Costa Mesa, California 92626

October 27, 2015

Via Edgar Transmission

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Attn: Suzanne Hayes

Re:              Nemus Bioscience, Inc.
Registration Statement on Form S-1
Filed September 17, 2015
File No. 333-206992

Dear Ms. Hayes:

In response to your letter dated October 14, 2015, regarding the Registration Statement on Form S-1 (“Form S-1”) of Nemus Bioscience, Inc. (the “Company”), filed with the Securities and Exchange Commission (the "Commission") on September 17, 2015, the Company filed Amendment No. 1 to Form S-1  (“Amendment No. 1”) on or about the date of this letter.  The Company has keyed the following responses to the comments specified in your letter. For your convenience, we have restated your comments in italics.

Prospectus Summary

1.	We note your disclosure elsewhere in this prospectus that you are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act. Please include in your prospectus summary, under an appropriate subheading, the following:

•	A statement of your status as an emerging growth company;
•	A description of how and when a company may lose emerging growth company status; and
•	A brief description of the various exemptions available to you as an emerging growth company.

Response:  The Company has revised its disclosure in Amendment No. 1 to provide all of the information requested in your comment No. 1.

Our Strategic Partnership, page 33

2.	Please expand your disclosure regarding your various research and license agreements with the University of Mississippi to include the following, if not otherwise disclosed:

Securities and Exchange Commission
October 27, 2015

•	Nature and scope of intellectual property covered, including the applicable license territory, if the agreement involves a license;
•	Duration of agreement and royalty term, if applicable;
•	Termination provisions;
•	The following payment provisions, to the extent material:
o	Aggregate future milestone payments to be paid or received; and
o	Royalty rates (to the extent that confidential treatment has been granted for specific royalty rates, you may express the rate as a range such as “high single digits” or “low-twenties”)

Response:  The Company has revised its disclosure in Amendment No. 1 to provide the information requested in your comment No. 2, except for information regarding the milestone, annual and royalty payments. The Company requested confidential treatment for that information and excluded it from the license agreements that were filed as exhibits to the Company’s Form 8-K filed on November 3, 2014, and the Company was granted confidential treatment for that information by the Commission on January 2, 2015. For the royalty rate, the Company has revised its disclosure to provide a range as you have suggested in your Comment No. 2.

Our Product Candidates, page 34

3.	Please provide additional disclosure regarding the studies conducted for your lead product candidate, NB1111. Your disclosure should include who conducted the studies and when and a more thorough discussion of the studies’ design and results.

Response:  The Company has revised its disclosure in Amendment No. 1 to provide additional disclosure regarding the studies conducted for the Company’s lead product candidate, NB1111, including who conducted the studies and when and a more thorough discussion of the studies’ design and results.

4.	Please discuss your planned studies for NB1111 in greater detail. Include disclosure regarding who will conduct the studies, the expected timeline for the studies, and the anticipated design.

Response:  The Company has revised its disclosure in Amendment No. 1 to discuss the Company’s planned studies for NB1111 in greater detail, including disclosure regarding who will conduct the studies, the expected timeline for the studies, and the anticipated design.

Intellectual Property, page 36

5.	We note your disclosure regarding your licensed patents. For each of your patents, please clearly disclose:

•	applicable jurisdictions where patents are issued or where patent applications are pending;
•	type of patent protection such as composition of matter, use or process; and
•	expected expiration dates for your patents in each of (1) the U.S. and (2) foreign jurisdictions.

Response:  The Company has revised its disclosure in Amendment No. 1 to provide all of the information requested in your comment No. 5.

Securities and Exchange Commission
October 27, 2015

Consolidated Statements of Operations, page 72

6.	Your calculation of loss per common share does not appear to be consistent with the requirements of ASC 805-40-45. Please explain the basis for your accounting treatment.

Response: ASC 805-40-45, paragraph 4 states that the weighted average number of common shares outstanding during the period in which the reverse merger occurs is calculated by:

a.
The number of common shares outstanding from the beginning of that period (1/1/14) to the acquisition date (10/31/14) shall be computed on the basis of the weighted average number of shares of the legal acquiree (accounting acquirer) in this case Nemus multiplied by the exchange ratio established in the merger agreement (which is 1:1). The Nemus shares of 7,770,000 as of 12/31/13 along with subsequent share issuances resulted in 12,880,000 shares outstanding prior to the reverse merger and these shares were all converted at a 1:1 ratio.

b.
The number of common shares outstanding from the acquisition date to the end of that period shall be the actual number of common shares of the legal acquirer (the accounting acquiree) in this case LGL which is outstanding during that period. This amount is 16,000,000 shares and represents the 12,880,000 shares of Nemus referenced above combined with the 3,120,000 shares of LGL. From the merger date to 12/31/14, the total shares outstanding remained at 16,000,000.

Securities and Exchange Commission
October 27, 2015

This calculation results in weighted average shares outstanding of 10,291,836 as of 12/31/14. The net loss for this period was ($2,734,166) which resulted in a loss per share of ($0.27) for the twelve months ended December 31, 2014.
ASC 805-40-45, paragraph 5 states that the basic EPS for comparative periods before the acquisition date (in this case 12/31/2013) shall be calculated by dividing (a) by (b):
(a)	The income of the legal acquiree (Nemus) attributable to common shareholders – this is a loss of ($120,403) for Nemus.
(b)	The legal acquiree’s historical weighted average number of common shares outstanding (7,770,000 at 12/31/2013) multiplied by the exchange ratio established in the acquisition agreement (1:1).
In conclusion, we believe our calculations are consistent with the requirements of ASC 805-40-45.

Consolidated Statements of Stockholders’ Equity, page 73

7.	Your presentation does not appear to reflect the equity structure of the legal parent and does not appear to have been restated using the exchange rate established in the acquisition agreement. Please demonstrate your compliance with guidance in ASC 805-40-45. In addition, explain your statement on page 75 that “each share of Nemus was exchanged for 12,800,000 shares of LGL,” when LGL had only 3,623,500 common shares outstanding at July 31, 2014.

Response: We respectfully note to the Staff that LGL had 3,623,500 shares outstanding as of 7/31/2015, but prior to consummation of the merger, had a forward stock split of 2.36 to 1 which resulted in 8,551,460 shares followed by the cancellation of 5,431,460 shares. This resulted in 3,120,000 shares outstanding as of 10/31/14. (Please reference the Form 8-K filed by LGL on 10/17/14.)

ASC 805-40-45, paragraph 1 provides that the “consolidated financial statements prepared following a reverse acquisition are issued under the name of the legal parent (in this case LGL which changed its name to Nemus Bioscience) but described in the notes as a continuation of the financial statements of the legal subsidiary (Nemus) with one adjustment, which is to retroactively adjust the accounting acquirer’s legal capital (Nemus) to reflect the legal capital of the accounting acquirer”(LGL). In the case of this reverse merger, because the conversion ratio is 1:1, the capital structure of the accounting acquirer remains the same as it was pre-merger and the Company believes that its compliance is in accordance with ASC 805-40-45.

Also, the Company has revised the disclosure on page 75 to reflect more clearly the nature of the transaction as follows: “Each share of Nemus common stock outstanding totaling 12,880,000 shares was exchanged at a 1:1 conversion rate to LGL shares and when combined with the 3,120,000 shares of LGL common stock outstanding, amounted to 16,000,000 total shares outstanding upon completion of the merger.”

Securities and Exchange Commission
October 27, 2015

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

We hope this response letter and Amendment No. 1 adequately address the issues raised in your letter.  Please contact me at (949) 396-0330 should you have any questions or require further information.  Thank you.

Sincerely,

Nemus Bioscience, Inc.

/s/ Elizabeth M. Berecz
Elizabeth M. Berecz
Chief Financial Officer